Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 25, 2013

VIA EDGAR TRANSMISSION

Mr. Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	The Roxbury Funds (the “Trust” or “Registrant”)
(1933 Act Registration No. 333-133691) (1940 Act Registration No. 811-21897)

Ladies and Gentlemen:

Following are responses to the staff’s comments received October 11, 2013 to Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 16 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Amendment”).  Page references correspond to those of the Amendment as filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2013.  As discussed, the Trust will incorporate these comments in the filing of its next post-effective amendment on Form N-1A to be filed on or about October 25, 2013.

Prospectus

1.                                      Comment:                               Please confirm whether a 12b-1 Plan has been approved for the Roxbury/Hood River Small-Cap Growth Fund (the “Small-Cap Growth Fund”) and, if necessary, add the disclosure required under Item 12(b) of Form N-1A.

Response:                                        No 12b-1 Plan has been approved for the Small-Cap Growth Fund.

2.                                      Comment:                               Please confirm whether Roxbury Capital Management, LLC (the “Advisor”) may recoup advisory fees waived for the Small-Cap Growth Fund and, if so, add necessary disclosure to the fee table on page 1.

Response:                                        The Adviser may not recoup advisory fees waived for the Small-Cap Growth Fund.

3.                                      Comment:                               On page 2, please disclose that, for purposes of the 80% test, options held by the Small-Cap Growth Fund will be calculated based on market value rather than notional value.  Please also describe how derivative instruments held by the Small-Cap Growth Fund will be calculated for purposes of the 80% test.

Response:                                        Registrant will add the requested disclosure.

4.                                      Comment:                               On page 2, the disclosure regarding the notice required to shareholders prior to changing the 80% policy of the Small-Cap Growth Fund is not required until Item 9 of Form N-1A.  Please consider moving to page 11 of the prospectus.

Response:                                        Registrant will make the requested change.

5.                                      Comment:                               Please describe the Small-Cap Growth Fund’s strategy with respect to buying and selling other investment companies.

Response:                                        Registrant will add the requested disclosure.

6.                                      Comment:                               Please provide an explanation as to why the dates of the market capitalization ranges of the two indexes described on page 3 differ.

Response:                                        The dates provided for the market capitalization range of each index correspond to the most recent reconstitution date for each index.

7.                                      Comment:                               On page 4, please expand the IPO risk disclosure to include other risks associated with IPOs.

Response:                                        Registrant will add the requested disclosure.

8.                                      Comment:                               Please explain the investment experience of Hood River Capital Management LLC (“Hood River”) with regard to its experience with the Small-Cap Growth Fund.

Response:                                        At a Special Meeting of Shareholders held on May 30, 2013, shareholders of the Fund approved an investment sub-advisory agreement (the “Sub-Advisory Agreement”) between the Adviser and Hood River.  Prior to May 30, 2013, the Fund was managed by portfolio managers located in the Adviser’s Portland, Oregon, office. Those portfolio managers, with the full approval and financial support of the Adviser, formed Hood River, a new asset management firm that is registered as an investment adviser with the Securities and Exchange Commission. Effective May 30, 2013 and pursuant to the Sub-Advisory Agreement, the Adviser allocated all of the Fund’s assets to be managed by Hood River.

9.                                      Comment:                               Please confirm whether a 12b-1 Plan has been approved for the Roxbury/Mar Vista Strategic Growth Fund (the “Strategic Growth Fund”) and, if necessary, add the disclosure required under Item 12b of Form N-1A.

Response:                                        No 12b-1 Plan has been approved for the Strategic Growth Fund.

10.                               Comment:                               Please confirm whether the Advisor may recoup advisory fees waived for the Strategic Growth Fund and, if so, add necessary disclosure to the fee table on page 6.

Response:                                        The Adviser may not recoup advisory fees waived for the Strategic Growth Fund.

11.                               Comment:                               In the fourth paragraph of the section entitled “PRINCIPAL INVESTMENT STRATEGIES” on page 6, please consider using a term other than “higher concentration,” as that term is defined in Form N-1A.

Response:                                        Registrant will make the requested change.

12.                               Comment:                               Please confirm whether the Strategic Growth Fund’s investments in IPOs and American Depository Receipts are considered principal investment strategies and add disclosure regarding the risks involved in these investments, if necessary.

Response:                                        Registrant will add the requested disclosure.

13.                               Comment:                               Please provide an explanation as to why the dates of the market capitalization ranges of the two indexes described on page 7 differ.

Response:                                        The dates provided for the market capitalization range of each index correspond to the most recent reconstitution date for each index.

14.                               Comment:                               On page 8, please expand the IPO risk disclosure to include other risks associated with IPOs.

Response:                                        Registrant will add the requested disclosure.

15.                               Comment:                               Under the section entitled “PORTFOLIO MANAGERS” on page 9, please disclose the actual date each of the portfolio managers began managing the Strategic Growth Fund.

Response:                                        Registrant will make the requested change.

16.                               Comment:                               Under the section entitled “TAX INFORMATION” on page 10, please revise the disclosure to match the disclosure provided under the section entitled “TAX INFORMATION” on page 5.

Response:                                        Registrant will make the requested change.

17.                               Comment:                               On page 16, please revise the heading to make clear that the performance information listed is that of a fund other than the Strategic Growth Fund.

Response:                                        Registrant will make the requested change.

18.                               Comment:                               On page 16, please remove the three-year performance numbers in the “Total Return of Composite” table to comply with applicable SEC No-Action relief regarding the use of composite performance of separate accounts.

Response:                                        Registrant respectfully declines the comment.  Registrant has not been able to identify any SEC no-action letters that prohibit the use of three-year performance numbers in the presentation of composite performance information of separate accounts.

19.                               Comment:                               Please confirm that the Adviser is in possession of records to support the calculation of performance figures disclosed on page 16.

Response:                                        Registrant confirms that the Adviser is in possession of such records.

20.                               Comment:                               In footnote 1 to the “Total Return of Composite” table on page 16, please make clear that the performance is net of all expenses, including sales loads.

Response:                                        Registrant has revised the disclosure to indicate that the net composite performance is net of all expenses.

21.                               Comment:                               Please update the phone number listed for the SEC on the back cover of the prospectus.

Response:                                        Registrant will make the requested change.

Statement of Additional Information

22.                               Comment:                               If the Funds will sell options, please disclose that the Funds are required to “cover” its position to limit leveraging and related risks.

Response:                                        Such disclosure appears on page 6 of the Statement of Additional Information.

23.                               Comment:                               On page 7 of the Statement of Additional Information, it is disclosed that the Funds may enter into swap transactions.  If swap transactions are part of the principal investment strategy of the Funds, please disclose the risks of such investments in the prospectus.

Response:                                        Investment in swap transactions is not part of either Fund’s principal investment strategy.

24.                               Comment:                               On page 8 of the Statement of Additional Information, please disclose the status of each Fund regarding registration as a commodity pool operator.

Response:                                        Registrant will add the requested disclosure.

25.                               Comment:                               Please revise the heading of the last column of the Trustees’ and Officers’ table on page 14 to include the phrase “During Past 5 Years.”

Response:                                        Registrant will make the requested change.

If you have any questions or comments about these responses, do not hesitate to contact me at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams